Exhibit 99.2

Transfer Online, Inc. 512 SE Salmon St. Portland, OR 97214 Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 234567 8 234567 8 234567 8 234567 8 234567 8 234567 8 1 1 1OF 2 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 1/25/2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 1/25/2024. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. NAME THE COMPANY NAME INC. - COMMON THE COMPANY NAME INC. - CLASS A THE COMPANY NAME INC. - CLASS B THE COMPANY NAME INC. - CLASS C THE COMPANY NAME INC. - CLASS D THE COMPANY NAME INC. - CLASS E THE COMPANY NAME INC. - CLASS F THECOMPANY NAME INC. - 401 K TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: x CONTROL # → SHARES 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 PAGE 1OF 2 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR proposals 1 and 2. For Against Abstain 1 THAT with effect immediately, every ten (10) 0 0 0 issued and unissued ordinary shares of a normal or par value of US$0.0001 each in the capital of the Company (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.001 each (each a “Consolidated Share”), and such consolidated shares shall rank pari passu in all respects with each other in accordance with the Company’s currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each TO US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each, and no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares. THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased FROM US$50,000 divided into 50,000,000 shares of a nominal or par value of US$0.001 each TO US$500,000 divided into 500,000,000 sharers of nominal or par value of US$0.001 each (the “Share Capital Increase”), by the creation of an additional 450,000,000 shares of a nominal or par value of US$0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain 0 0 0020000000000 R1.0.0.6 1 _ 0000624161 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer. Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 SHARES CUSIP # JOB # SEQUENCE # Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Proxy Statement, Shareholder Letter is/are available at www.proxyvote.com MICROCLOUD HOLOGRAM INC Special Meeting of Shareholders January 26, 2024 09:00 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Guohui Kang, CEO and Ivy Zhen, CFO, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ordinary shares of MICROCLOUD HOLOGRAM INC that the shareholder(s) is/are entitled to vote at the Special Meeting of shareholder(s) to be held at 09:00 AM, Beijing Time on 1/26/2024, at the Company Headquarters, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. R1.0.0.6 2 _ 0000624161 Continued and to be signed on reverse side